PUBLIC STOCK FOR PRIVATE ACQUISITION AGREEMENT

Between the Seller

Mr. Lao Sio I

And

Elray Resources, Inc. (ELRAY)

Agreement (the "Agreement") made as of the 4th day of May, 2012 by and among, Elray Resources, Inc. a Nevada corporation (ELRAY) (the "Transferee"), and Mr. Lao Sio I (The Transferor).

PRELIMINARY STATEMENT

The Transferee desires to acquire, and the Transferor desires to transfer all of his shares, (100% of the shareholding) in Golden Match Holdings Ltd. (The Company), which control all of its assets, including without limitation all of its assets for the consideration in the transaction contemplated hereunder.

Subject to the terms and conditions of this Agreement, Transferor agrees to sell to Transferee, 100% of Golden Match Holdings Ltd., A Newly formed special purpose Investment company which will establish the ‘Know How’ and ‘Resources’ required to enter into a profit share agreement with VIP gaming promoters, and receive the profit streams from gaming operations conducted by the these VIP gaming promoters, the newly formed special purpose company ‘The Company” will establish expert skill, information, body of knowledge that;

  imparts an ability for Elray to enter into a profit share agreements with VIP gaming promoters such knowledge is not readily available, and is
  outside the public domain.
  Such ‘know how’ may include tangible material (such as blueprints, formulas, instructions, patterns, specifications, and trade-secrets) or intangibles (such as manufacturing practices, marketing concepts, quality control, and testing techniques) which are not common knowledge.

Elray Resources Inc. has "Series A Convertible Preferred Stock" (the "Series A Preferred Stock") are defined in certificate of designation attached Hereto.

The Transferee and the Transferor acknowledge that upon consummation of the transaction contemplated hereunder and the Stockholder Transactions, the Transferor will transfer all of its shares in Golden Match Holdings Ltd.

Golden Match Holdings Ltd will enter into a Profit Share Agreement with CALI Promocao de Jogos Sociedade Unipessoal Lda.; a company duly incorporated under the laws of the Special Administrative Region of Macau by no later than 7th May 2012.

As consideration, the Transferee shall tender 211,018,516 of its Series A Preferred Stock of Elray Resources Inc. to the Principals of Golden Match.

1.     ACQUISITION OF THE SHARES AND OTHER ACTIONS

1.01 ACQUISITION OF THE TRANSFEROR ASSETS FROM THE TRANSFEROR.

Subject to and upon the terms and conditions of this Agreement, at the closing of the transactions contemplated by this Agreement (the "Closing"), the Transferor shall sell, assign and transfer all of its right, title and interest in all of its shares, and thus all assets from the Company, (collectively, the "Transferor Assets").

1.02         CONSIDERATION FOR THE TRANSFEROR SHARES.

In consideration for the sale and transfer of the Transferor Assets, and subject to the terms and conditions of this Agreement, Transferee shall on the Closing Date:

(a)                      issue to Transferor Two Hundred and Eleven Million, Eighteen Thousand Five Hundred and Sixteen (211,018,516) shares Series A Preferred Stock , at US$.001 par value per share, of Transferee ,

(b)                     assume all of the Transferor's obligations under the Transferor Assets for periods from and after the Closing Date.

1.04.    CLOSING.

The Closing shall take place in Macau, on May 7th, 2012, or at such other place, time or date as may be mutually agreed upon in writing by the parties, once the Conditions Precedent have been met (the "Closing Date").

1.05.    CONSENTS TO ASSIGNMENT.

Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign or transfer any contract, lease, authorization, license or permit, or any claim, right or benefit arising thereunder or resulting therefrom; and any attempted assignment or transfer thereof, shall be deemed null and void ab initio, unless fully agreed to in writing by the party opposite.

1.06 ADDITIONAL UNDERSTANDINGS & COMMITMENTS

Additional to all other clauses and commitments in this Agreement, both parties acknowledge and agree to the following –

  All shares related to this Acquisition to be issued under rule 144.
  Mr. Lao will be appointed Chairman of Elray and will have the right to appoint one more director.
  Brian Goodman will sign a 12 month employment contract as well as a 3 year non- compete after leaving the company.
  Mr. Lao will enter into a 12 month employment agreement as well as a 3 year non- compete after leaving the company, remuneration for Mr. Lao will be as laid out in the “Employment Terms & Profit Warranty” clause shown below.
  Mr. Lao will be the sole director of Cali to protect the interests of both Golden Match and Elray.
  Elray will apply to have its stock up listed to either NASDAQ or the American Stock Exchange when it meets their criteria. It will need to make the application within 120 days of the meeting the criteria, if not achieved Elray will pay a penalty of 40,000,000 Series A Preferred shares to Mr. Lao. Mr Lao will have the right to forego or delay this up listing at his sole discretion by providing the company notice of his intent in writing and obtaining written acceptance of such intent by the Elray Board.
  Elray will apply for a dual or single listing on a European market within 90 days of completion of the 2012 audit, if not achieved Elray will pay a penalty of 40,000,000 Series A Preferred shares to Mr. Lao. Mr Lao will have the right to forego or delay this dual listing at his sole discretion by providing the company notice of his intent in writing and obtaining written acceptance of such intent by Elray Board.
  Elray will achieve a reverse split of 100 to 1 shares of its common stock by advising Finra of such a Split within 90 days of completion date of this agreement.
  Elray will appoint an experienced and qualified CFO.
  Elray, will on a best efforts basis, with the new management team raise a further One Hundred Million US Dollars in debt, equity or lines of credit from Casino Operators. All lines of credit granted to Cali or Elray will be regarded as a contribution to the US$100,000,000.
  Elray’s CFO or representative nominated by the Elray board will have the right at any time to review and audit Cali’s financial information.

Employment Terms & Profit Warranty

  Mr. Lao shall receive an annual payment in return for his ongoing services equal to 10% of the pre tax profits of Golden Match as his compensation, based on US GAAP.
  MCTL and MHL will escrow a total of 33,235,416 of Elray Series A Preferred shares received as part of this Agreement (MCTL to Escrow 22,156,944 Series A Preferred shares and MHL to Escrow 11,078,472 Series A Preferred Stock)
  Elray’s appointed Escrow agent shall release these shares in equal installments over three years, upon achieving the following:
    In each year Golden Match Holdings Ltd will be required to achieve at least 50% of the budgeted EBITDA approved by the Elray Board of Directors. Failure to do so will result in that year’s shares being transferred from escrow to treasury stock for cancelation.
  An additional incentive based on performance will be defined over a three year period. MCTL will receive a total of 4,985,312 bonus Series A Preferred Stock, 166,1771 Series A Preferred Stock for each of three years that GM’s EBITDA exceeds its target outlines in “Attachment A” of 15% or more.

2.	REPRESENTATIONS OF THE TRANSFEROR REGARDING THE TRANSFEROR ASSETS.

The Transferor represents and warrants to the Transferee as follows:

(a) The Transferor has good and marketable title to the Transferor Assets, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, liens, charges, encumbrances, options and adverse claims or rights whatsoever.

(b) The Transferor is not a party to, subject to or bound by any agreement or any judgment, order, writ, prohibition, injunction or decree of any court or other governmental body which would prevent the execution or delivery of this Agreement by the Transferor or the transfer, conveyance and sale of the Transferor Assets to the Transferee pursuant to the terms hereof.

(c) No broker or finder has acted for the Transferor in connection with this agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Transferor.

(d) Transferor is not in default under any of the Transferor Contracts, and, to the Transferor's knowledge, no third party is in default under any of the Transferor Assets. The Transferor Assets, together with the assets held by the Companies, constitute all of the assets necessary to operate the business of the Transferor and the Companies as currently conducted.

3.	REPRESENTATIONS OF THE TRANSFEROR REGARDING THE TRANSFEROR.

The Transferor represents and warrants to the Transferee as follows:

3.01.	ORGANIZATION.

The Transferor is a corporation duly organized, validly existing and in good standing under the laws of the British Virgin Islands, and has all requisite power and authority (corporate and other) to own its properties, to carry on its business as now being conducted, to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and thereby.

3.02.	THE COMPANY.

Schedule 3.02 attached hereto sets forth: (i) the name of the Company; (ii) the jurisdiction of incorporation of the Company; (iii) the names of the officers and directors of each Company; and (iv)the jurisdictions in which the Company is qualified or holds licenses to do business as a foreign corporation. The Company is a corporation duly organized and validly existing and in good standing under the laws of the British Virgin Islands and has all requisite power and authority to own its properties and carry on its business as now being conducted.  Each of the Companies is duly qualified to do business and in good standing in all jurisdictions in which its ownership of property or the character of its  business requires such qualification, except where any failure to be in good standing would not result in, individually or in the aggregate, a Material Adverse Effect (as defined in Section 3.12). Copies of the charter, bylaws and other governing instruments of the Companies, each as amended to date, have been delivered to the Transferee, are complete and correct, and no amendments have been made thereto or have been authorized since the date of such delivery.

3.03.	AUTHORIZATION.

The execution and delivery by the Transferor of this Agreement and the agreements provided for herein, and the consummation by the Transferor of all transactions contemplated hereunder and thereunder by the Transferor, have been duly authorized by all requisite corporate action. This Agreement has been duly executed by the Transferor. This Agreement and all other agreements and obligations entered into and undertaken in connection with the transactions contemplated hereby to which the Transferor is a party constitute the valid and legally binding obligations of the Transferor, enforceable against it in accordance with their respective terms. The execution, delivery and performance by the Transferor of this Agreement and the agreements provided for herein, and the consummation by the Transferor of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the Transferor; (b) violate the provisions of the Certificate of Incorporation or Bylaws of the Transferor; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator; or (d) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of the Company pursuant to, any indenture, mortgage, deed of trust, security agreement or other instrument or agreement to which any of the Companies is a party or by which any of the Companies or any of its properties is or may be bound. Schedule 3.03 attached hereto sets forth a true, correct and complete list of all consents and approvals of third parties (including Governmental Entities) that are required in connection with the consummation by the Transferor of the transactions contemplated by this Agreement.

3.04.	ABSENCE OF UNDISCLOSED LIABILITIES.

Except as and to the extent (a) reflected and reserved against in the Current Balance Sheets, (b) set forth on Schedule 3.05 attached hereto, or (c) incurred in the ordinary course of business after the date of the Current Balance Sheets and not material in amount, either individually or in the aggregate, none of the Company has any liability or obligation, secured or unsecured, whether accrued, absolute, contingent, unasserted or otherwise, which, either individually or in the aggregate, is material to the condition (financial or otherwise) of the assets, properties, business or prospects of such Company.

3.05.	LITIGATION.

Except as set forth on Schedule 3.06 attached hereto (a) there is no action, suit or proceeding to which the Transferor or any of the Companies is a party (either as a plaintiff or defendant) pending or threatened before any court or governmental agency, authority, body or arbitrator and, to the best knowledge of the Transferor, there is no basis for any such action, suit or proceeding; (b) neither the Transferor, any of the Companies, nor, to the best knowledge of the Transferor, any officer, director or employee of any of the foregoing, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any governmental agency, authority or body from engaging in or continuing any conduct or practice in connection with the business, assets, or properties of the Transferor or any of the Companies; and (c) there is not in existence on the date hereof any order, judgment or decree of any court, tribunal or agency enjoining or requiring the Transferor or any of the Companies to take any action of any kind with respect to its business, assets or properties.

3.06. REPRESENTATION

(i)All Contracts are valid and binding of the Transferor, enforceable against the Transferor in accordance  with its terms,  and the Transferor does not have any knowledge that any Contract is not a valid and binding  agreement of the other parties thereto, except  where  the  failure  to be a valid  and  binding  Agreement  would  not, individually  or in the aggregate with matters under  Sections  3.13(b)(i)-(iv), reasonably be expected to result in a Material Adverse Effect.

(ii) the Transferor has fulfilled all material obligations required pursuant to the Contracts to have been performed by the Transferor, on its part prior to the date hereof, and the Transferor, has no reason to believe that the Transferor or the relevant Company will not be able to fulfill, when due, all of its obligations under the Contracts which remain to be performed after the date hereof, except where the failure to fulfill all material obligations required pursuant the contract would not, individually or in the aggregate with matters under Sections 3.13(b)(i)-(iv), reasonably be expected to result in a Material Adverse Effect;

(iii) the Transferor is not in breach of or default under any Contract, and no event has occurred which with the passage of time or giving of notice or both would constitute such a default, result in a loss of rights or result in the creation of any lien, charge or encumbrance, thereunder or pursuant thereto, except for such breach, default or events that would not individually or in the aggregate with matters under Sections 3.13(b)(i)-(iv), reasonably be expected to result in a Company Material Adverse Effect; and

(iv) to the best knowledge of the Transferor after due inquiry, there is no existing breach or default by any other party to any Contract, and no event has occurred which with the passage of time or giving of notice or both would constitute a default by such other party, result in a loss of rights or result in the creation of any lien, charge or encumbrance thereunder or pursuant thereto, except for such breach, default or events that would not individually or in the aggregate with matters under Sections 3.13(b)(i)-(iv), reasonably be expected to result in a Company Material Adverse Effect.

3.07  COMPLIANCE WITH AGREEMENTS AND LAWS.

The Transferor has all requisite licenses, permits and certificates from all local authorities necessary to conduct their respective business and own and operate their respective assets (collectively, the "Permits"). The Transferor is not in violation in any material respect of any law, regulation or ordinance (including, without limitation, laws, regulations or ordinances relating to building, zoning, environmental, disposal of hazardous substances, land use or similar matters) relating to its properties. The business of the Transferor and of CALI Promocao de Jogos Sociedade Unipessoal Lda has not violated, and on the date hereof does not violate any local or foreign laws, regulations or orders (including, but not limited to, any of the foregoing relating to employment discrimination, immigration, occupational safety, or corrupt practices), the enforcement of which would have a Material Adverse Effect.

3.08.	FULL DISCLOSURE.

There are no materially misleading misstatements in any of the representations and warranties made by Transferor in this Agreement, the Exhibits or Schedules to this Agreement, or any certificates delivered by Transferor pursuant to this Agreement and Transferor has not omitted to state any fact necessary to make statements made herein or therein not materially misleading.

3.09	SOLVENCY.

The Transferor is now cash flow insolvent and but has a positive net asset by the transactions contemplated by this Agreement.  As used in this section, "insolvent" means that the sum of the debts and other probable Liabilities of the Transferor exceeds the present fair saleable value of the Transferor's assets.

4.	REPRESENTATIONS OF THE TRANSFEREE REGARDING THE TRANSFEREE

The Transferee represents and warrants to the Transferor that:

4.1	ORGANIZATION AND AUTHORITY.

The  Transferee is a corporation  duly organized,  validly existing and in good standing under the laws of the State of Nevada, and has all requisite power and authority (corporate and other) to own its  properties  and to  carry  on its  business  as now  being  conducted.  The Transferee has full power to execute and deliver this Agreement and the agreements contemplated herein, and to consummate the transactions contemplated hereby and thereby.

4.2	CAPITALIZATION OF THE TRANSFEREE.

On the date hereof, the Transferee's authorized capital stock consists of 1,500,000,000 shares of Common Stock, US$.001 par value, of which 844,092,578 shares are issued and outstanding, and 300,000,000 shares of Series A Convertible Preferred Stock are authorized of which zero shares are issued and outstanding. All of the outstanding shares of capital stock of the Transferee have been and on the Closing Date will be duly and validly issued and are fully paid and non-assessable.

4.3	AUTHORIZATION.

The execution and delivery of this Agreement by the Transferee, and the agreements provided for herein, and the consummation by the Transferee of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action. This Agreement and all such other agreements and written obligations entered into and undertaken in connection with the transactions contemplated hereby constitute the valid and legally binding obligations of the Transferee, enforceable against the Transferee in accordance with their respective terms. The execution, delivery and performance of this Agreement and the agreements provided for herein, and the consummation by the Transferee of the transactions contemplated hereby and thereby, will not, with or without the giving of notice or the passage of time or both, (a) violate the provisions of any law, rule or regulation applicable to the Transferee; (b) violate the provisions of the Transferee's Certificate of Incorporation or Bylaws; (c) violate any judgment, decree, order or award of any court, governmental body or arbitrator; or (d) conflict with or result in the breach or termination of any term or provision of, or constitute a default under, or cause any acceleration under, or cause the creation of any lien, charge or encumbrance upon the properties or assets of the Transferee pursuant to, any indenture, mortgage, deed of trust or other agreement or instrument to which the Transferee is a party or by which the Transferee is or may be bound.

4.3	LITIGATION.

There  is  no  suit,  action  or  legal  administrative, arbitration or order,  proceeding or governmental  investigation  pending or, to the knowledge of the Transferee,  threatened, to which the Transferee is a party which, considered individually or in the aggregate, would reasonably be expected to materially  impair the Transferee's  ability to perform its obligations under this Agreement.

4.5	BROKER'S FEE.

No broker or finder has acted for the Transferee in connection with this agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Transferee.

5.0	CONFIDENTIALITY.

The Transferor recognizes and acknowledges that by reason of its ownership of the Companies, it has had access to confidential information relating to the Business including, without limitation, information and knowledge pertaining to products and services offered, innovations, ideas, plans, trade secrets, proprietary information, advertising, sales methods and systems, sales and profit figures, customer and client lists, and relationships with dealers, customers, clients, suppliers and others who have business dealings with the Business ("Confidential Information"). The Transferor acknowledges that such Confidential Information is a valuable and unique asset and covenants that it will not disclose any such Confidential Information after Closing to any person for any reason whatsoever, unless such information is (a) within the public domain through no wrongful act of the Transferor, (b) has been rightfully received from a third party without restriction and without breach of this Agreement, (c) is required by law to be disclosed or is disclosed for purposes of defending claims related to the Transferor or the Companies in a manner designed to protect the confidentiality of the Confidential Information or (d) represents historical information reasonably required by a prospective purchaser of the Transferor.

6.0	ADDITIONAL TERMS.

The Transferor acknowledges that the restrictions contained in this Section 10 are reasonable and necessary to protect the legitimate interest of the Transferee, and that any violation will result in irreparable injury to the Transferee. The Transferor agrees that the Transferee shall be entitled to preliminary and permanent injunctive relief, without the necessity of proving actual damages or providing bond, as well as an equitable accounting of all earnings, profits and other benefits arising from any violation of this Section 10, which rights shall be cumulative and in addition to any other rights or remedies to which the Transferee may be entitled. In the event that any of the provisions of this Section 10 should ever be adjudicated to exceed the time, geography, product or service, or other limitations permitted by applicable law in any jurisdiction, then such provision shall be deemed reformed in such jurisdiction to the maximum time, geographic, product or service, or other limitation permitted by applicable law. The covenants set forth in this Section 10 shall be binding upon the successors and assigns of the Transferor, including any acquirer of all or substantially all the assets or business of the Transferor.

7.0	NOTICES.

Any notices or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by telex, federal express, registered or certified mail, postage prepaid, addressed as follows or to such other address of which the parties may have given notice:

To the Transferee:                         Elray Resources, Inc.

13520 Oriental St

Rockville, MD 20853

To the Transferor: Mr. Lao Sio I

Avenida Marciano Baptista No. 26,

10 Andar. E-J Edif.

Centro C. Chong Fok

Macau

To:                Golden Match Holdings, Ltd.

10th Floor, Cosco Tower

Grand Millennium Plaza

Queens Road Central, BVI

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, or (b) three business days after being sent, if sent by registered or certified mail.

8.0.	SUCCESSORS AND ASSIGNS.

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Transferee, on the one hand, and the Transferor, on the other hand, may not assign their respective obligations hereunder without the prior written consent of the other party; provided, however, that the Transferee may assign this Agreement, and its rights and obligations hereunder, to a subsidiary or Affiliate of the Transferee. Any assignment in contravention of this provision shall be void. No assignment shall release the Transferee or the Transferor from any obligation or liability under this Agreement.

9.0	ENTIRE AGREEMENT; AMENDMENTS; ATTACHMENTS

(a) This Agreement, all Schedules and Exhibits hereto, and all agreements and instruments to be delivered by the parties pursuant hereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties. The Transferee, by the consent of its Special Committee of Independent Directors or officers authorized by such Committee, and the Transferor may amend or modify this Agreement, in such manner as may be agreed upon, by a written instrument executed by the Transferee and the Transferor.

(b) If the  provisions  of any  Schedule or Exhibit to this  Agreement  are inconsistent  with the  provisions  of this  Agreement,  the  provisions  of the Agreement  shall prevail.  The Exhibits and Schedules attached hereto or to be attached hereafter are hereby incorporated as integral parts of this Agreement.

10.	SEVERABILITY.

Any provision of this Agreement which is invalid, illegal or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction.

11.	INVESTIGATION OF THE PARTIES.

All representations and warranties contained herein which are made to the best knowledge of a party shall require that such party make reasonable investigation and inquiry with respect thereto to ascertain the correctness and validity thereof.

12.	EXPENSES.

Except as otherwise expressly provided herein, the Transferee, on the one hand, and the Transferor, on the other hand, will pay all fees and expenses (including, without limitation, legal and accounting fees and expenses) incurred by them in connection with the transactions contemplated hereby. All fees or expenses incurred in connection with this transaction by the Transferor or any of the Companies (other than to the extent included in the Transferor Assets) shall be allocated to and borne by the Transferor, and not such companies individually.

13.	GOVERNING LAW.

This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland.

14. SECTION HEADINGS.

The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

15.	MODIFICATIONS.

This Agreement can be modified by a written agreement duly signed by each party.

16.	COUNTERPARTS.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of and on the date first above written.

TRANSFEREE:	Elray Resources, Inc.

	By:	/s/ Brian Goodman
Brian Goodman, Dir.,
Title: Chief Executive Officer

TRANSFEROR:

	By:	/s/ Mr Lao Sio I.,
Lao Sio I